EXHIBIT 99.1
Qiao Xing Universal’s Subsidiary CEC Telecom Co. Ltd. Launches Multi-media Mobile Phone
Handsets
CECT Expects That in the Second Half of 2005 It Will Sell at Least 400,000 Units of Its A100,
A800 and Other Multi-Media Mobile Phone Handset Models
     HUIZHOU, Guangdong, China, Aug. 4 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its subsidiary CEC Telecom Co., Ltd. (“CECT”), one of the fastest-growing mobile phone manufacturers in the China market, has recently launched multi-media handset models A100 and A800. Each model is embedded with a two-million-pixel digital camera, a PDA and an MP3 player, and supports MPEG-4 Video playing. (For more information, visit CECT Multi-media World at http://www.39cb.com/cect )
     Mr. Wu Zhi Yang, CEO of CECT, said “Industry commentators predict that a significant proportion of mobile phone handset sales in China in 2006 will be in the multi-media category. So far, only a small number of handset manufacturers have launched such multi-media handsets in the China market and we are proud to be one of them. We enjoy a significant selling price advantage over our competitors as the retail price of our models is at least RMB1,000 (US$120) lower than theirs. That we are able to do this while making reasonable gross profit is in no small part due to our efficient supply chain management system, which for the last one and a half years has benefited from a series of rationalization programs. For the marketing of these multi-media handsets, CECT can draw on its experience in the hugely successful promotion of mini PDA handsets that have been the hottest items among all brands of PDA mobile phone produced by local companies. We are confident that CECT will be able to sell altogether at least 400,000 units of A100, A800 and other multi-media mobile phone handset models to be launched in the second half of 2005.
     “With a deep understanding of the needs and wants of customers in different market segments, CECT has acquired the knack of introducing trendy, desirable and price-competitive handset models at the right time. This has helped CECT continuously gain market share. Since the second half of 2004, CECT has been one of the fastest-growing mobile phone handset players in the China market.
     “CECT is currently ranked sixth among local players in terms of market share. We are getting very close to our previously announced target of fifth place in the China mobile phone handset market. In financial terms, we expect CECT’s net income for 2005 to reach US$19 million, up 30% from 2004.

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set-top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.